NextNav Inc.
1775 Tysons Blvd., 5th Floor

McLean, Virginia 22102

November 18, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gregory Herbers

Re:	NextNav Inc.
Registration Statement on Form S-1
File No. 333-260687
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, NextNav Inc. hereby requests that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare the Registration Statement effective as of 5:30 p.m. Eastern Time on November 22, 2021, or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Randy Segal of Hogan Lovells US LLP at (703) 403-7477.

NextNav Inc.

By:	/s/ Christian D. Gates
Name:	Christian D. Gates
Title:	Chief Financial Officer